FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a press release dated March 5, 2021 of Performance Shipping Inc. (the “Company”) announcing the Company's financial results for the fourth quarter and year ended December 31, 2020.

Attached to this Report as Exhibit 99.2 is a press release of the Company dated March 5, 2021 announcing that the Company has filed its 2020 Annual Report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: March 8, 2021	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2020

ATHENS, GREECE, March 5, 2021 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported a net loss and net loss from continuing and discontinued operations attributable to common stockholders of $2.5 million for the fourth quarter of 2020, compared to a net loss and net loss from continuing and discontinued operations attributable to common stockholders of $12.2 million for the same period in 2019.  Loss per share for the fourth quarter of 2020 was $0.51, while loss per share for the fourth quarter of 2019 was $3.17.
Voyage and time charter revenues from continuing and discontinued operations were $7.2 million ($3.9 million net of voyage expenses) for the fourth quarter of 2020, compared to $10.6 million ($8.5 million net of voyage expenses) for the same period in 2019. This decrease was mainly attributable to the decreased time-charter equivalent rates (TCE rates) achieved during the quarter as a result of the depressed market conditions. Fleetwide, the average time charter equivalent rate for the fourth quarter of 2020 was $10,114, compared with an average rate of $23,153 for the same period of 2019. During the fourth quarter of 2020, net cash provided by operating activities of continuing and discontinued operations was $0.9 million, compared with net cash used in operating activities of continuing and discontinued operations of $0.3 million for the fourth quarter of 2019.
Net income from continuing and discontinued operations for the year ended December 31, 2020, amounted to $3.8 million, compared to a net loss from continuing and discontinued operations of $32.1 million for the year ended December 31, 2019.  Net income from continuing and discontinued operations attributable to common stockholders for the year ended December 31, 2020, amounted to $5.2 million, due to a one-time gain of $1.5 million derived from the repurchase of the Series C preferred shares, and resulted in earnings per common share, basic and diluted, of $1.06 and $1.05, respectively. Net loss from continuing and discontinued operations attributable to common stockholders for the year ended December 31, 2019, was $32.1 million, resulting in a loss per share of $11.19.
Fourth Quarter 2020 and Subsequent Developments:
•	Appointment of Andreas Michalopoulos as Chief Executive Officer and Anthony Argyropoulos as Chief Financial Officer in October 2020;
•
Initiation of new variable quarterly dividend policy and declaration of $0.01 dividend per share (or $0.1 per share, as adjusted after the one-for-ten reverse stock split) to all shareholders in October 2020;

•	Introduction of new business strategy and posting of the relevant presentation on the Company’s website in October 2020;
•	Effectiveness of a one-for-ten reverse stock split to comply with NASDAQ’s minimum share price rule in November 2020;
•	Acquisition of 2011-built Aframax tanker vessel “P. Yanbu” for $22.0 million in November 2020;
•	The signing of a loan agreement with Piraeus Bank S.A. for up to $31.5 million in December 2020, for the partial refinancing of the existing Nordea loan and additional financing for the “P. Yanbu”;
•	Signing of a supplemental loan agreement with Nordea for repayment schedule re-structuring in December 2020;
•	Delivery of the Aframax tanker vessel “P. Yanbu” in December 2020;
•	Entry into an At-The-Market Offering Agreement with H.C. Wainwright Co., LLC, pursuant to which the Company may, at its discretion, sell its common shares at market prices.

Commenting on the results of the fourth quarter of 2020, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:
“Spot charter rates during the fourth quarter of 2020 were the lowest in more than 30 years as a result of a combination of weak consumer and industrial demand, and low crude oil and refined petroleum products production. We, at Performance Shipping Inc., nevertheless managed to earn a time charter equivalent rate of $10,114 over our available days compared to the average daily spot Aframax tanker rate of $5,713 during the quarter. We expect the spot charter market to gradually recover through 2021 as the COVID-19 pandemic recedes and demand for crude oil and refined petroleum products recovers. Unfortunately, due to unprecedented low market conditions, we cannot declare and pay a dividend at the present time, but we are pleased to include for the first time in our earnings release our fourth quarter dividend calculation, a specific and transparent table based on which we determine whether we shall pay a dividend. The ATM agreement we will enter into today will position us to fund our stated growth strategy of gradually doubling the size of our fleet over the next twelve to twenty-four months through access to the public equity capital markets when our industry and share price recover in the future.”
Tanker Market Update:
•	Fleet supply was 641.0 million dwt, up 0.3% from 638.9 million dwt from the previous quarter, and up 3.0% from Q4 2019 levels of 622.3 million dwt.
•	Demand is estimated to have increased by 2.0% from the previous quarter and 12.5% from Q4 2019 levels.
•	Crude tanker fleet utilization was estimated at 79.6%, down from 84.5% from the previous quarter and down from Q4 2019 levels of 89.3%.
•	Newbuilding contracting at 9.3 million dwt resulted in a further reduction of the orderbook to 7.7% of the fleet, the lowest level since 1996.
•	Daily spot charter rates for Aframax tankers averaged $5,713, down 34.3% from the previous quarter average of $8,698 and down 89.0% from Q4 2019 average of $52,853.
•
The value of a 10-year-old Aframax tanker ended the quarter at $20.5 million, down 10.9% from the previous quarter assessed value of $23 million, and down 31.7% from Q4 2019 assessed value of $30 million.

•
Tankers used for floating storage (excluding dedicated storage) was 232 (38.3 million dwt), down 29.9% from 331 (47.6 million dwt) from the previous quarter and up 231.4% from Q4 2019 levels of 70 (16.5 million dwt).

•	Global oil consumption was 95.5 million bpd, up 2.3% from the previous quarter level of 93.4 million bpd, and down 6.1% from Q4 2019 levels of 101.7 million bpd.
•	Global oil production was 92.3 million bpd, up 1.2% from the previous quarter level of 91.2 million bpd and down 9.1% from Q4 2019 levels of 101.6 million bpd.
•	OECD commercial inventories were 3,045.2 million barrels, down 3.9% from the previous quarter level of 3,168.9 million barrels, and up 5.8% from Q4 2019 levels of 2,878.8 million barrels.

Novel Coronavirus Risks:
On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport. The extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time. However, if the COVID-19 pandemic worsens, additional restrictions are imposed, or current restrictions are imposed for a longer period of time in response to the outbreak, the adverse impact on the global economy and the rate environment for tankers may deteriorate further, which may result in a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, vessel values, and ability to pay dividends.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
CONTINUING AND DISCONTINUED OPERATIONS
Voyage and time charter revenues	$7,205	$10,580	$46,283	$26,846
Voyage expenses	3,311	2,083	14,622	3,447
Vessel operating expenses	2,412	2,605	11,544	11,321
Net income / (loss)	(2,548)	(12,228)	3,777	(32,057)
Net income / (loss) attributable to common stockholders	(2,548)	(12,228)	5,190	(32,057)
Earnings / (Loss) per common share, basic	(0.51)	(3.17)	1.06	(11.19)
Earnings / (Loss) per common share, diluted	(0.51)	(3.17)	1.05	(11.19)
FLEET DATA
Average number of vessels	4.2	4.0	4.6	4.2
Number of vessels	5.0	4.0	5.0	4.0
Ownership days	385	367	1,689	1,516
Available days	385	367	1,689	1,516
Operating days, excluding ballast leg (1)	254	330	1,258	1,401
Operating days, including ballast leg (2)	321	351	1,515	1,422
Fleet utilization, excluding ballast leg	66.0%	89.9%	74.5%	92.4%
Fleet utilization, including ballast leg	83.4%	95.6%	89.7%	93.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$10,114	$23,153	$18,745	$15,435
Daily vessel operating expenses (4)	$6,265	$7,098	$6,835	$7,468

	For the three months ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
CONTINUING OPERATIONS
Voyage and time charter revenues	$7,205	$5,050	$42,045	$6,301
Voyage expenses	3,311	1,928	14,434	2,460
Vessel operating expenses	2,412	800	9,208	1,122
Net income / (loss)	(2,548)	(1,371)	2,295	(6,743)
Net income / (loss) attributable to common stockholders	(2,548)	(1,371)	3,708	(6,743)
Earnings / (Loss) per common share, basic	(0.51)	(0.35)	0.76	(2.35)
Earnings / (Loss) per common share, diluted	(0.51)	(0.35)	0.75	(2.35)
FLEET DATA
Average number of vessels	4.2	1.4	3.7	0.5
Number of vessels	5.0	2.0	5.0	2.0
Ownership days	385	132	1,365	188
Available days	385	132	1,365	188
Operating days, excluding ballast leg (1)	254	102	945	138
Operating days, including ballast leg (2)	321	123	1,202	159
Fleet utilization, excluding ballast leg	66.0%	77.3%	69.2%	73.4%
Fleet utilization, including ballast leg	83.4%	93.2%	88.1%	84.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$10,114	$23,652	$20,228	$20,431
Daily vessel operating expenses (4)	$6,265	$6,061	$6,746	$5,968

DISCONTINUED OPERATIONS (5)
Time charter revenues	$-	$5,530	$4,238	$20,545
Voyage expenses	-	155	188	987
Vessel operating expenses	-	1,805	2,336	10,199
Net income / (loss)	-	(10,857)	1,482	(25,314)
Net income / (loss) attributable to common stockholders	-	(10,857)	1,482	(25,314)
Earnings / (Loss) per common share, basic	-	(2.82)	0.30	(8.84)
Earnings / (Loss) per common share, diluted	-	(2.82)	0.30	(8.84)
FLEET DATA
Average number of vessels	-	2.6	0.9	3.6
Number of vessels	-	2.0	-	2.0
Ownership days	-	235	324	1,328
Available days	-	235	324	1,328
Operating days	-	228	313	1,263
Fleet utilization	-	97.0%	96.6%	95.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$-	$22,872	$12,500	$14,727
Daily vessel operating expenses (4)	$-	$7,681	$7,210	$7,680

________________
(1)
Operating days, excluding ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts the ballast leg of spot voyages as off-hire days, even if a charter party exists, so as to be in line with the accounting guidelines of ASC 606 for the revenue recognition (“loading” to “discharging” accounting). The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Operating days, including ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation does not count as off-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(5)	Discontinued Operations refer to our container vessels segment.

Fleet Employment Profile (As of March 5, 2021)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Built	Capacity	Builder	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers	Redelivery Date to Owners**

	4 Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	$28,000	5.00%	Aramco Trading Company, Saudi Arabia	19-Jun-20	19-Nov-21 - 18-Jan-22
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot	-	-	-	- - -
3	P. FOS	2007	115,577 DWT	Sasebo Heavy Industries Co. Ltd	Spot	-	-	-	- - -
4	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd., Geoje, South Korea	Spot	-	-	-	- - -
5	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot	-	-	-	- - -

* Total commission paid to third parties.
** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed primarily in the spot market, and in some cases, on short to medium-term time charters, with leading energy companies and traders.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are  not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)
	For the three months ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Voyage and time charter revenues	$7,205	$10,580	$46,283	$26,846

EXPENSES:
Voyage expenses	3,311	2,083	14,622	3,447
Vessel operating expenses	2,412	2,605	11,544	11,321
Depreciation and amortization of deferred charges	1,631	891	5,898	3,684
Management fees	-	100	347	147
General and administrative expenses	1,858	2,733	7,985	8,162
Impairment losses	-	13,934	339	31,629
(Gain) / loss on vessels' sale	-	127	(319)	127
Provision for doubtful receivables	(73)	-	79	-
Foreign currency (gains) / losses	7	10	32	(7)
Operating income / (loss)	$(1,941)	$(11,903)	$5,756	$(31,664)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(619)	(398)	(2,089)	(651)
Interest income	12	73	110	258
Total other expenses, net	$(607)	$(325)	$(1,979)	$(393)

Net income / (loss)	$(2,548)	$(12,228)	$3,777	$(32,057)

Gain from repurchase of preferred shares	-	-	1,500	-
Income allocated to participating securities	-	-	(87)	-

Net income / (loss) attributable to common stockholders	$(2,548)	$(12,228)	5,190	(32,057)

Earnings / (Loss) per common share, basic *	$(0.51)	$(3.17)	$1.06	$(11.19)

Earnings / (Loss) per common share, diluted *	$(0.51)	$(3.17)	$1.05	$(11.19)

Weighted average number of common shares, *	4,966,210	3,854,802	4,875,475	2,864,676

Weighted average number of common shares, *	4,966,210	3,854,802	4,945,562	2,864,676
* Comparative figures were adjusted to give effect to the reverse stock split that became effective on November 2, 2020.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(2,548)	$(12,228)	$3,777	$(32,057)
Other comprehensive income / (loss) (Actuarial gain/ (loss))	(61)	12	(61)	12

Comprehensive income/ (loss)	$(2,609)	$(12,216)	$3,716	$(32,045)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	December 31, 2020	December 31, 2019**
ASSETS	(unaudited)

Cash and cash equivalents	$21,378	$26,363
Advances for vessel acquisitions and other vessels' costs	-	11,017
Vessels, net	128,108	82,871
Other fixed assets, net	1,135	993
Other assets	7,233	9,325
Total assets	$157,854	$130,569

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$57,666	$32,283
Other liabilities	3,391	4,048
Total stockholders' equity	96,797	94,238
Total liabilities and stockholders' equity	$157,854	$130,569

* *The balance sheet data as of December 31, 2019 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$881	$(305)	$13,176	$(4,194)
Net Cash provided by / (used in) Investing Activities	$(22,235)	$3,188	$(40,146)	$(18,517)
Net Cash provided by Financing Activities	$5,544	$15,981	$21,985	$38,581

Dividend Policy – Quarterly Calculations
Our Board of Directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend. If declared, the quarterly dividend is expected to be paid each February, May, August and November and  will be equal to available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. The declaration and payment of dividends is, at all times, subject to the discretion of our Board of Directors. Our Board of Directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.
In accordance with our dividend policy, and taking into account the above-listed factors, we expect to pay dividends only if during the preceding quarter Quarterly Cash Flow is positive and Quarter-End Excess Cash is also positive. As a general guideline, the amount of any such dividends is expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow; and ii) Quarter-End Excess Cash. So long as our end of quarter outstanding debt exceeds our equity market capitalization our pay-out ratio is expected to be 50%. We will consider increasing the pay-out ratio gradually up to a maximum level of 90% that we may achieve when our end of quarter outstanding debt is less than 10% of our equity market capitalization. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel. Our bank facilities currently require us to maintain minimum liquidity of $9.0 million.
Quarterly Cash Flow is equal to voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of long-term bank debt or ii) fleet replacement reserves - and less maintenance reserves for our fleet.

We believe the above approach will ensure the sustainability of our Company and replacement of our fleet as during quarters where either Excess Cash is negative or Quarterly Cash Flow is negative, we will not pay dividends until Quarterly Cash Flow is positive and Excess Cash is also positive. Below are our calculations of Quarter-End Excess Cash and Quarterly Cash Flow for the fourth quarter of 2020.

DIVIDEND CALCULATIONS
(Expressed in thousands of U.S. Dollars)
For the three months ended December 31, 2020
Voyage and time charter revenues	$7,205
Less, Voyage expenses	$(3,311)
Less, Vessel operating expenses	$(2,412)
Less, General and administrative expenses	$(1,668)

Less, Greater of (I) or (II):
Interest and finance costs	$(619)
Plus, Repayment of long-term bank debt	$(2,453)
Total (I)	$(3,072)
Or
Replacement reserve (II)	$(1,714)

Less, Maintenance reserve	(438)
Quarterly Cash Flow (A)	$(3,696)

Cash and cash equivalents	$21,378
Less, Minimum Cash Threshold	$16,500
Quarter-End Excess Cash (B)	$4,878

Quarterly Cash Flow Test (A) >0, AND	Not eligible for dividend
Quarter-End Excess Cash Test (B) >0	Eligible for dividend
Cash Available for Dividend, lower (A) or (B)	$-
Payout ratio	50%
Quarterly Dividend	$-

________________
(1)	General and administrative expenses, for the purpose of calculating dividends, exclude non-cash items.

(2)
Replacement reserves reflect the aggregate annual amount of cash that the Company retains to fund the replacement of each of its vessels. In addition to the replacement reserve retained and reinvested at a certain annual rate or equivalent debt repayment, the Company estimates at the specific expected replacement date to utilize funds from the proceeds of the scrap value of the vessels and the assumption of a modest level of debt to purchase the replacement vessel assuming such replacement is for a ten-year-old vessel at the ten-year historical mid-cycle value.

(3)
Maintenance reserves are based on an estimated cost for the drydock, intermediate and special surveys of the vessels in our fleet over the recurring statutory five-year survey period. They are used, instead of actual maintenance costs when incurred, for purposes of calculating the quarterly dividend to remove the additional cash flow variability during quarters that drydocks occur.

Exhibit 99.2

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES FILING OF
2020 ANNUAL REPORT ON FORM 20-F

ATHENS, GREECE, March 5, 2021 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, today announced that it has filed its 2020 Annual Report on Form 20-F for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. The Annual Report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed on the SEC's website at http://www.sec.gov as well as through the Company’s website at http://www.pshipping.com.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed primarily in the spot market, and in some cases, on short to medium-term time charters, with leading energy companies and traders.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are  not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.